October 3, 2008

Frank H. Bord
Corporate Vice President, Finance and Administration,
      and Chief Accounting Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

      Re: Microsoft Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed July 31, 2008
              File No. 0-14278
              Response Letter Dated September 30, 2008

Dear Mr. Bord:

      We refer you to our comment letter dated September 4, 2008 regarding business contacts with Cuba, Iran, and Syria. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance